# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProQR Therapeutics N.V., CIK 0001612940
CUSIP: N71542109
Title of class of securities: Ordinary Shares, nominal value Euro 0.04 per share
Address of issuer's principal executive offices: Zernikedreef 9, Leiden, Netherlands (P7), 2333 CK
Date of event which requires filing of this statement: 09/03/2025
Filed by CIK 0001633120
Persons authorized to receive notices and communications: Van Herk Investments B.V., Lichtenauerlaan 30,, The Netherlands, Netherlands (P7), 3062 ME, 31-10-241-1555; Evan S. Simpson, 1 New Fetter Lane,, London, United Kingdom (X0), EC4A 1AN, 44 20 795984-26

## Reporting persons
- Van Herk Investments B.V. (CIK 0001633120): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 13,274,690; shared voting power 0; sole dispositive power 13,274,690; shared dispositive power 0; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of ProQR Therapeutics N.V. (the "Issuer") issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- Van Herk Investments THI B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- Van Herk Private Equity Investments B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- Stichting Administratiekantoor Penulata: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- Van Herk Management Services B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- A. van Herk Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- Stichting Administratiekantoor Abchrys: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.
- Adrianus van Herk: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 13,274,690; sole dispositive power 0; shared dispositive power 13,274,690; aggregate amount beneficially owned 13,274,690 (12.6% of the class)
  Comment: * Based on 105,344,052 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K filed with the SEC on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value Euro 0.04 per share
Name of issuer: ProQR Therapeutics N.V.
Address of issuer's principal executive offices: Zernikedreef 9, Leiden, Netherlands (P7), 2333 CK
Comment: This Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on May 28, 2025, as amended by Amendment No. 1 filed on August 20, 2025 (collectively, the "Original Schedule 13D," and as amended and supplemented by this Amendment No. 2, the "Schedule 13D"). Except as amended hereby, the original disclosure set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This statement is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHI"), with respect to Ordinary Shares, nominal value Euro 0.04 per share (the "Ordinary Shares"), beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHIT"), with respect to Ordinary Shares beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHPI"), with respect to Ordinary Shares beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands ("Penulata"), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHMS"), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands ("OGBBA"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands ("Holdings"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands ("Abchrys"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk ("Mr. van Herk") with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys.

Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this statement.
Residence or business address:
The principal business address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is:

Lichtenauerlaan 30
3062 ME Rotterdam

The Netherlands
Present principal occupation or employment: Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI, VHIT and VHPI.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of VHI, VHIT, VHPI, VHMS, OGBBA and Holdings is a private company with limited liability incorporated under the laws of the Netherlands. Penulata and Abchrys are Netherlands foundations. Mr. van Herk is a citizen of the Netherlands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended by adding the following:

From August 20, 2025 to September 3, 2025, VHI effected open market transactions in Ordinary Shares for its own account and ultimately acquired an aggregate of 1,072,500 Ordinary Shares for an aggregate net amount of $2,401,687.56. The sources of the funding for the purchase of Ordinary Shares were the general working capital of VHI.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes in the ordinary course of business. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Ordinary Shares, selling some or all of their Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in or incorporated by reference in Items 2, 3, 4 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in or incorporated by reference in Items 2, 3, 4 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no transactions in Ordinary Shares of the Issuer have been effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Van Herk Investments B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- Van Herk Investments THI B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- Van Herk Private Equity Investments B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- Stichting Administratiekantoor Penulata: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- Van Herk Management Services B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- A. van Herk Holding B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- Stichting Administratiekantoor Abchrys: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
- Adrianus van Herk: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (09/04/2025)
Comment: * Pursuant to a Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons.